SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 8)

CENTRAL GARDEN & PET COMPANY

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

153527 10 6

(CUSIP Number)

William E. Brown

Central Garden & Pet Company

1340 Treat Boulevard, Suite 600

Walnut Creek, California 94597

(925) 948-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

John F. Seegal, Esq.

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

December 10, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:   ☐

Page 1 of 5 Pages

13D

CUSIP No. 153527-10-6

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William E. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,993,522
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 2,993,522
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,993,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%[1]
14	TYPE OF REPORTING PERSON IN

[1]

Based on the Company’s Form 10-K for the fiscal year ended September 29, 2997 as filed on November 28, 2007, there were outstanding (as of November 12, 2007) 22,305,985 shares of common stock and 1,652,262 shares of Class B common stock, which are convertible on a one-for-one basis into common stock.

Page 2 of 5 Pages

Item 1.	Security and Issuer

The class of equity securities to which this Amendment No. 8 to Statement on Schedule 13D relates is the Common Stock, $.01 par value (“Central Common Stock”), of Central Garden & Pet Company (the “Issuer”), a Delaware corporation. The Central Common Stock is listed on the NASDAQ Global Select Market under the symbol “CENT”. The Issuer’s principal executive offices are located at 1340 Treat Boulevard, Suite 600, Walnut Creek, California 94597.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of William E. Brown. Mr. Brown is a citizen of the United States and his principal business address is c/o Central Garden & Pet Company, 1340 Treat Boulevard, Suite 600, Walnut Creek, California 94597. Mr. Brown’s principal occupation is Chief Executive Officer of the Issuer. Mr. Brown is also the Chairman of the Board of Directors of the Issuer.

During the last five years, Mr. Brown has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Brown used $1,713,684 of his personal funds to acquire 294,080 shares of Central Common Stock in open market transactions on the NASDAQ Stock Market between December 4, 2007 and December 10, 2007.

Item 4.	Purpose of Transaction.

Mr. Brown believes the Issuer’s shares are undervalued and wishes to increase his investment in the Issuer.

Mr. Brown has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, except as contemplated by the first paragraph of this Item 4, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Page 3 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

(a) As a result of the transactions reported in Item 3, Mr. Brown now beneficially owns 2,993,522 shares of Central Common Stock, representing 12.5% of the total outstanding Central Common Stock (including shares issuable upon any conversion of Central’s Class B common stock (“Central Class B Stock”) owned by Mr. Brown). These 2,993,522 shares of Central Common Stock are owned as follows:

(i)	Mr. Brown individually owns 1,370,063 shares of Central Common Stock.

(ii)	Mr. Brown has the right to acquire zero shares of Central Common Stock issuable upon the exercise of outstanding stock options, which are exercisable within 60 days of December 3, 2007.

(iii)	Mr. Brown individually owns 1,600,459 shares of Central’s Class B common stock, representing 96.9% of the total outstanding Central Class B Stock. At the option of the holder, each share of Central Class B Stock is convertible at any time and from time to time into one share of Central Common Stock.

(iv)	Mr. Brown’s spouse individually owns 23,000 shares of Central Common Stock.

In addition, Mr. Brown owns 3,338,884 shares of Central’s Class A Common Stock (“Central Class A Stock”). The Central Class A Stock is non-voting and is not convertible into Central Common Stock.

Mr. Brown disclaims beneficial ownership of the shares of Central Common Stock owned by his spouse, Sharon Brown.

(b) Mr. Brown has sole power to vote and direct the disposition of 1,393,063 shares of Central Common Stock and 1,600,459 shares of Central Class B Stock. Each share of the Company’s Common Stock is entitled to one vote, and each share of Central Class B Stock has the lesser of ten votes or 49% of the votes cast. As a result, Mr. Brown has sole power to control 44.8% of the voting power of Central’s capital stock. In addition, Mr. Brown has sole power to direct the disposition of 3,338,884 shares of Central Class A Stock. The Central Class A Stock is not entitled to vote, except as required by Delaware law. Mr. Brown does not have shared power to vote or direct the disposition of any Central shares.

(c) Mr. Brown has not engaged in any transaction in Central Common Stock or Central Class B Stock since those reported in the last amendment to his Schedule 13D, except as follows:

Date	Transaction	Number of Shares	Average Purchase Price Per Share
December 4, 2007	Purchases	200,000	$5.5549
December 6, 2007	Purchases	4,080	$5.6532
December 10, 2007	Purchases	90,000	$6.4405

Details of individual trades are included in Exhibit 1 to this Amendment No. 8 to Schedule 13D.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In applicable.

Item 7.	Material to be filed as Exhibits.

The following Exhibits are filed as part of this Schedule 13D Statement:

Exhibit 1	Details of purchase transactions of Central Common Stock by filing person between December 4, 2007 and December 10, 2007.

Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2007.

/s/ William E. Brown
William E. Brown

Page 5 of 5 Pages